UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan

Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019,
Supplemental Schedule as of December 31, 2019 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	12
SIGNATURES	13
EXHIBIT INDEX	15
EXHIBIT:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

NOTE: All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
NiSource Inc. Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NiSource Inc. Retirement Savings plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
June 26, 2020

We have served as the auditor of the Plan since 2002.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31,	2019	2018

Assets:
Investments - at fair value:
Mutual funds	$430,036,630	$353,278,632
NiSource Stock Fund	240,108,793	231,235,071
Money market fund	75,326,044	73,351,385
Common collective trusts	839,025,630	666,998,812
Total investments	1,584,497,097	1,324,863,900
Notes receivable from participants	35,044,525	31,850,193
Net Assets Available for Benefits	$1,619,541,622	$1,356,714,093

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2019
Additions:
Contributions:
Participant	$73,444,973
Employer	39,952,306
Total contributions	113,397,279
Investment income:
Net appreciation in fair value of investments	265,110,558
Dividends and interest	22,359,694
Net investment income	287,470,252
Interest income on notes receivable from participants	1,471,804
Total additions	402,339,335

Deductions:
Benefits paid to participants	139,140,096
Administrative expenses, net	217,269
Miscellaneous expense	154,441
Total deductions	139,511,806
Increase in Net Assets	262,827,529
Net Assets Available for Benefits - Beginning of year	1,356,714,093
Net Assets Available for Benefits - End of year	$1,619,541,622

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

1.    Description of the Plan
NiSource Inc. (the “Company” or “NiSource”) is a holding company whose subsidiaries are fully regulated natural gas and electric utility companies serving nearly 4 million customers in seven states. The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other related employer that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers collectively bargained and non-bargained employees.
Plan Administration - The Company serves as the sponsor of the Plan. The NiSource Benefits Committee (the “Committee”), established by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints members of the Committee. Fidelity Management Trust Company (the “Trustee”) holds the Plan’s assets and executes investment transactions. As of December 31, 2019, Plan investments include twelve mutual funds, one money market fund, seventeen common collective trusts and one common stock fund as investment options for participants.
Effective November 25, 2019, the Plan was amended to include an Independent Fiduciary appointed by the Committee to manage the NiSource Stock Fund. The Independent Fiduciary has the exclusive fiduciary authority and responsibility under the Plan with respect to the NiSource Stock Fund as an investment option under the Plan and may be removed by the Committee at any time and within its sole discretion in accordance with the applicable governing documents. Upon removal of the Independent Fiduciary, the duties and responsibilities of the Independent Fiduciary will become duties and responsibilities of the Committee until a successor is appointed.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined by the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or who will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
The Company matching contribution formulas are as follows:
a.For the accounts of all participants who are not eligible to participate in any pension plan sponsored by NiSource or any of its subsidiaries (the “NiSource Pension Plans”) (i.e., employees in the “Next Gen” benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
b.For the accounts of all participants who participate in the Account Balance II (AB II) option of any of the NiSource Pension Plans that offer such benefit, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
c.For the accounts of all participants who participate in the Account Balance I (AB I) option of the NIPSCO Union Pension Plan, the matching contribution is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
d.Except as provided in subsection (e) for the accounts of all participants who participate in the Final Average Pay (FAP) option of the NIPSCO Union Pension Plan, the matching contribution is equal to 11.1% of a combined total of pre-tax and Roth contributions made by the participant to the Plan.
e.For the accounts of all employees of NIPSCO who participate in the FAP option of the NIPSCO Union Pension Plan and who are former NIFL Union Employees (as defined therein), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation, as defined by the Plan.
With the exception of contributions for certain collectively bargained participants, the matching contribution is invested in cash. The Plan provides for the investment of such contributions in accordance with the participants’ investment elections or, if none, in the “qualified default investment alternative” subject to collective bargaining.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $4,941,872 were authorized on February 19, 2019, and reported as contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2019. Discretionary contributions of $2,668,417 were authorized on February 26, 2020. Such amounts will be reported as contributions to the Plan in the year authorized and funded.
In lieu of a pension plan, employees in the Next Gen benefit structure receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 3% of compensation, as defined by the Plan, to the account of each employee eligible for this contribution. Next Gen employees are exempt employees hired or rehired on or after January 1, 2010, Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Columbia Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013, Brockton Clerical/Technical employees hired or rehired after June 1, 2013 and Springfield Utility employees hired or rehired after January 1, 2014. The Plan permits the investment of employer contributions in accordance with the participants’ investment elections or, if none, in the “qualified default investment alternative” subject to collective bargaining.
Automatic Enrollment - Certain newly hired or rehired employees are automatically enrolled in the Plan at a 6% pre-tax contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time. Certain collectively-bargained employees are subject to the automatic enrollment provisions of the Plan as negotiated between the applicable union and the Company.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Except as otherwise noted above, contributions to the Plan are invested as directed by the participant in various investment funds. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives. Poor investment performance by the investment funds selected by the participants may cause their vested balances to be lower than the amounts contributed to the Plan on their behalf.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the vested balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans ranged from 3.25% to 10.5% at both December 31, 2019 and 2018. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Loan repayments may be suspended for up to one year during periods of authorized leave due to long-term disability. Loan repayments may also be suspended during periods of qualified military service. Participants who terminate employment with an outstanding Plan loan may make loan repayments through direct payments from their personal bank accounts. If the participant does not make arrangements with the Trustee after termination/retirement, the outstanding loan is subject to default and the participant could face tax consequences as a result. Refer to the "Subsequent Events" disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Participant Distributions - Distributions from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•Age 59½ withdrawals;
•Voluntary withdrawals from after-tax, rollover, profit sharing and matching contributions;
•Withdrawals during military service; and
•Hardship withdrawals, subject to Plan rules for such withdrawals.
Prior to January 1, 2020, a hardship withdrawal resulted in the suspension of the participant’s deferral and related Company matching contributions for six months. Effective January 1, 2020, hardship withdrawal rules were changed to remove the required

NISOURCE INC.
RETIREMENT SAVINGS PLAN

six-month suspension of deferral and employee contributions after receipt of a hardship withdrawal. Refer to the "Subsequent Events" disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct such amount to be paid in a lump sum. If the participant’s account balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, the distribution will be paid as a direct rollover to an individual retirement account designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, semi-annual, quarterly or monthly installments.
2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There are no participants who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2019 or 2018.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for a discussion of fair value measurements. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Purchases and sales of investments are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Management fees and other operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. The current economic environment has increased the degree of uncertainty. Refer to the "Subsequent Events" disclosure below for further information.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
NiSource Stock Fund
Employee Stock Ownership Plan - The NiSource Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of the Plan, participants may diversify their investment at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Stock Fund Participants - Each participant in the NiSource Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Stock Fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company.  Certain other expenses of the Plan, such as investment manager and broker fees, are paid by the Plan.  Certain loan administration fees are paid from the

NISOURCE INC.
RETIREMENT SAVINGS PLAN

individual participant accounts. For periods prior to January 1, 2019, the Plan had revenue-sharing agreements in place whereby certain investment managers returned a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. For the year ended December 31, 2019, $280,980.43, which amount related to the prior revenue-sharing agreements, was used to offset Plan expenses. Future Plan expenses can be paid from any excess remaining revenue sharing amounts.
Recently Issued Accounting Pronouncements - In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. ASU 2018-09 affects a wide variety of Topics in the Codification including amendments to Subtopic 962-325, Plan Accounting—Defined Contribution Pension Plans—Investments—Other. The amendment to Subtopic 962-325 removes the stable value common collective trust fund from the illustrative example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with Topic 820. The guidance was adopted on and for the year ended December 31, 2018 and did not have a material effect on the Plan’s consolidated financial statements. As discussed at Note 3, the Fidelity Managed Income Portfolio continues to be measured at net asset value as such investment does not have a readily determinable fair value.
Subsequent Events - Subsequent events have been evaluated through June 26, 2020 which is the date the financial statements were available to be issued.
On March 11, 2020, the World Health Organization declared a global pandemic as a result of the spread of the Novel Coronavirus (COVID-19). The COVID-19 outbreak triggered significant volatility in the financial markets and impacted the global economy. The volatility in the financial markets has had a negative effect on the valuations of the Plan's investments, which fluctuate in response to changing market conditions. The Plan's investment portfolio may continue to incur a decline in fair value due to the ongoing economic uncertainty, market volatility and unknown duration of the pandemic. In addition, the Plan may be impacted through an increased amount of distributions and lower participant contributions.
The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 by the U.S. Congress. The CARES Act is an emergency economic stimulus package in response to the COVID-19 outbreak. The CARES Act contains numerous relief provisions immediately available to tax qualified retirement plans and their participants. The CARES Act permits a retirement plan sponsor to allow plan participants who are impacted by the COVID-19 pandemic, and who satisfy certain requirements under the CARES Act, to receive penalty-free distributions, to receive participant loans with increased borrowing limits and to defer the repayment of participant loans. In addition, the CARES Act permits a retirement plan sponsor to suspend minimum required distributions during the 2020 plan year. The provisions of the CARES Act may be effective immediately, prior to amending the plan document. During April 2020, the Company elected to provide all such forms of relief to participants in the Plan.
3.    Fair Value Measurements
The Fair Value Measurement and Disclosure Requirements, Topic 820 of the FASB Accounting Standards Codification, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Basis of Fair Value Measurement
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the year ended December 31, 2019, the Plan had no transfers in or out of Levels 1, 2, or 3.
The following tables set forth, by level within the fair value measurements hierarchy, the Plan’s investment assets at fair value as of December 31, 2019 and 2018. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with GAAP, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value measurements hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

		Measurements at December 31, 2019
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$430,036,630	$430,036,630	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	237,146,475	237,146,475	—	—
Money market government portfolio	2,962,318	2,962,318	—	—
Money market fund	75,326,044	75,326,044	—	—
Total investments in the fair value hierarchy	$745,471,467	$745,471,467	$—	$—
Investments at net asset value:
Common collective trusts measured at NAV	839,025,630
Total investments	$1,584,497,097

NISOURCE INC.
RETIREMENT SAVINGS PLAN

		Measurements at December 31, 2018
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$353,278,632	$353,278,632	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	$224,615,505	224,615,505	—	—
Money market government portfolio	$6,619,566	6,619,566
Money market fund	$73,351,385	73,351,385	—	—
Total investments in the fair value hierarchy	$657,865,088	$657,865,088	$—	$—
Investments at net asset value:
Common collective trusts measured at NAV	666,998,812
Total investments	$1,324,863,900
Subsequent to the issuance of the 2018 financial statements, a correction was made to the total amount previously reported for the NiSource Stock Fund as Level 2 investments to classify such based on the holdings of the NiSource Stock Fund consisting of common stock and a money market fund as Level 1 investments. This had no effect on the reported fair values or on the Plan’s financial statements.
Asset Valuation Techniques
Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The money market funds are stated at cost, which approximates fair value.
The NiSource Stock Fund is tracked on a unitized basis and includes NiSource Inc. common stock and a money market fund. The value of a unit reflects the combined fair value of NiSource Inc. common stock, valued at its quoted market price, and the short-term investment fund. Redemptions are available on a daily basis without notice, but are subject to the availability of sufficient short-term investments used for liquidity.
Measurements Using Net Asset Value as Practical Expedient - The Plan’s common collective trust investments are presented at fair value using the net asset value practical expedient in the statements of net assets available for benefits at both December 31, 2019 and 2018. The following table summarizes the common collective trusts measured at net asset value per share as of December 31, 2019 and 2018:

	Fair Value at December 31, 2019	Fair Value at December 31, 2018	Redemption Frequency (if currently eligible)	Redemption Notice Period
Target Date commingled pools	$572,152,273	$444,082,527	Daily	1 day
Fidelity Contrafund Commingled Pool	85,414,394	71,396,634	Daily	1 day
Fidelity Growth Company Commingled Pool	150,677,659	118,171,277	Daily	1 day
Fidelity Managed Income Portfolio	30,781,304	33,348,374	Daily	1 day
Total common collective trusts	$839,025,630	$666,998,812

NISOURCE INC.
RETIREMENT SAVINGS PLAN

4.    Exempt Party-In-Interest Transactions
Certain Plan investments represent shares of mutual funds and common collective trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2019 and 2018, the Plan held 20,279,459 and 21,390,848 units, respectively, of the NiSource Stock Fund, with a cost basis of $150,558,639 and $149,100,478 respectively. The NiSource Stock Fund includes 8,520,520 and 8,857,060 shares at December 31, 2019 and 2018, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $147,596,321 and $142,480,912 respectively. During the year ended December 31, 2019, the Plan recorded $6,876,129 of dividend income for the common stock.
5.    Fidelity Managed Income Portfolio
The Plan participates in a stable value fund, the Fidelity Managed Income Portfolio, which is a common collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value ("NAV") of $1 per unit. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. The fair value is calculated using NAV in the statements of net assets available for benefits.
Certain events impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.
6.    Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be non-forfeitable.
7.    Tax Status
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 20, 2016, that the Plan and underlying trust qualify under the applicable regulations of the Internal Revenue Code (the “IRC”), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrators and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

8.	Concentration of Investments
The Plan has a significant portion of its assets invested in NiSource Stock Fund at December 31, 2019 and 2018. Such investments represented 15% and 17% of the Plan’s total investment assets at fair value at December 31, 2019 and 2018, respectively.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

9. Nonparticipant-Directed Investments
The Plan’s investment in NiSource Stock Fund includes both participant-directed and nonparticipant directed transactions. Information about the NiSource Stock Fund and the significant components of the changes in the NiSource Stock Fund are as follows as of December 31, 2019 and 2018, and for the year ended December 31, 2019:

NiSource Stock Fund - beginning of year	$231,235,071

Changes in net assets:
Net appreciation in fair value of investments	$22,423,714
Dividends	6,876,129
Participant contributions	5,940,889
Employer contributions	6,721,036
Loans (issued) repaid - net	1,078,952
Interest on loans	506,409
Benefits paid to participants	(20,075,460)
Administrative fees	(20,786)
Other adjustments	(213,352)
Transfers to participant-directed investments - net	(14,363,809)
Net Change	8,873,722
NiSource Stock Fund - end of year	$240,108,793

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2019

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value***	Cost**	Fair Value
*	NiSource Inc.	NiSource Inc. Common Stock	$147,596,321	$237,146,475
*	Fidelity	Money Market Government Portfolio	2,962,318	2,962,318
		Total NiSource Stock Fund	$150,558,639	240,108,793
	Vanguard	Vanguard Federal Money Market		75,326,044
*	Fidelity	Managed Income Portfolio		30,781,304
*	Fidelity	Balanced Fund Class K		51,531,871
	American Funds	EuroPacific Growth Fund		39,303,141
*	Fidelity	Contrafund Commingled Pool		85,414,394
*	Fidelity	Equity Income Fund Class K		21,725,869
*	Fidelity	Growth Company Commingled Pool		150,677,659
	Oakmark	Oakmark International Fund I		12,040,080
	MFS	Massachusetts Investors Trust		25,564,770
	Invesco	U.S. Small Cap Value Fund		19,758,952
	Northern Funds	Small Cap Value Fund		8,413,200
	Janus Henderson	Small Cap Value Fund N Class		21,072,898
*	Fidelity	FIAM Target Date Income Commingled Pool		5,282,743
*	Fidelity	FIAM Target Date 2005 Commingled Pool		3,188,661
*	Fidelity	FIAM Target Date 2010 Commingled Pool		7,190,695
*	Fidelity	FIAM Target Date 2015 Commingled Pool		14,220,422
*	Fidelity	FIAM Target Date 2020 Commingled Pool		99,903,769
*	Fidelity	FIAM Target Date 2025 Commingled Pool		88,787,132
*	Fidelity	FIAM Target Date 2030 Commingled Pool		108,003,471
*	Fidelity	FIAM Target Date 2035 Commingled Pool		43,288,824
*	Fidelity	FIAM Target Date 2040 Commingled Pool		71,383,037
*	Fidelity	FIAM Target Date 2045 Commingled Pool		41,527,700
*	Fidelity	FIAM Target Date 2050 Commingled Pool		54,881,132
*	Fidelity	FIAM Target Date 2055 Commingled Pool		28,761,882
*	Fidelity	FIAM Target Date 2060 Commingled Pool		5,732,805
*	Fidelity	Total International Index Fund		8,346,926
*	Fidelity	Total Market Index Fund		149,541,510
	Vanguard	Total Bond Market Index Fund		63,450,616
	Vanguard	Inflation Protected Securities Fund		9,286,797
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.5%, and maturity dates ranging from 2020 to 2035.		35,044,525
	Total Assets (Held at End of Year)			$1,619,541,622

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments
***	Plan investment options include the FIAM Blend Target Date 2065 Commingled Pool, which was added on December 30, 2019 and has a zero balance

	See Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)

Date:	June 26, 2020	/s/Randy Hulen
Randy Hulen
V.P., Investor Relations & Treasurer NiSource Inc.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2019 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/Joseph Hamrock	/s/Donald E. Brown
Joseph Hamrock	Donald E. Brown
President, Chief Executive	Executive Vice President, Chief Financial Officer, and
Officer and Director	President of Nisource Corporate Services

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm